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                     June 26, 2024

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Response dated June
21, 2024
                                                            File No. 001-39336

       Dear Amro Albanna:

              We have reviewed your June 21, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18,
       2024 letter.
 Amro Albanna
FirstName
Aditxt, Inc.LastNameAmro Albanna
Comapany
June        NameAditxt, Inc.
     26, 2024
June 26,
Page 2 2024 Page 2
FirstName LastName
Correspondence Dated June 21, 2024

Proposal No. 8: The Authorized Share Increase Proposal, page 1

1. We note your response to prior comment 1 and reissue as it still appears that the Exchange
         Agreements were not separate and apart from the Merger Agreement. We note the Form
         8-K filed by Evofem Biosciences, Inc. on December 27, 2023 indicates that "[p]rior to the
         Consummation of the Merger Agreement, the Aditxt and the Holders shall enter into an exchange agreement (the 'Aditxt Exchange Agreement') whereby the shares of the
         Company   s Series F-1 Preferred Stock will be exchanged for Aditxt
preferred stock."
         Additionally, we note Section 6.23 of the Merger Agreement included as
Exhibit 2.1 in
         your Form 8-K filed December 12, 2023 references certain Exchange Agreements to be entered into prior to closing. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at
202-551-8342 with
any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Sean Reid, Esq.